                            [GERDAU AMERISTEEL LOGO]


             GERDAU AMERISTEEL ANNOUNCES THIRD QUARTER 2005 RESULTS

TAMPA, FL, NOVEMBER 8, 2005 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX:
GNA.TO) today reported net income of $62.2 million, or $0.20 per share fully diluted, on net sales of $999.3 million for the quarter ended September 30, 2005, compared to a net income of $144.3 million, or $0.64 per share fully diluted, on net sales of $807.9 million for the quarter ended September 30, 2004. For the nine months ended September 30, 2005, Gerdau Ameristeel reported net income of $215.1 million, or $0.70 per share fully diluted, on net sales of $3.0 billion, compared to a net income of $271.3 million, or $1.26 per share fully diluted, on net sales of $2.2 billion for the nine months ended September 30, 2004. EBITDA for the September quarter of 2005 was $152.9 million and $463.6 million for the nine months ended September 30, 2005, compared to EBITDA for the September quarter of last year of $168.5 million and $396.4 million for the nine months ended September 30, 2004. Included in the September 2004 quarter results was the recognition of certain net operating losses related to the U.S. operations that resulted in a $45.0 million reduction of tax expense. This provided a contribution to earnings of $0.20 and $0.21 per diluted share for the quarter and nine months ended September 30, 2004.

Included in Selling, General and Administrative expense for the September quarter of 2005 and for the nine months ended September 30, 2005 is non-cash pretax expense of $9.7 million and a non-cash pretax expense reversal of $0.8 million, respectively, to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $5.9 million and $9.6 million for the quarter and nine months ended September 30, 2004. Also, a provision of $2.1 million was recorded during the September 2005 quarter to write down the value of certain assets of a rebar rolling mill that were acquired by the Company and retired during the quarter.

On May 26, 2005, Gerdau Ameristeel ceased operations at its Beaumont, Texas mill in order to encourage the resolution of a new labor agreement. Costs associated with the labor disruption for the three and nine months ended September 30, 2005 are $7.0 million and $9.8 million, respectively. In addition, the estimated damages caused by hurricane Rita to this facility were $0.5 million which was accrued during the September 2005 quarter.

On October 31, 2005, the Company completed a renegotiation of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments from $350 million to $650 million and an extension of the term to October 31, 2010.

On November 7, 2005, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable December 6, 2005 to shareholders of record at the close of business on November 21, 2005.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. When comparing the 2005 results of the Company to 2004, it should be noted that the quarter and nine months ended September 30, 2005 include the results of the acquired minimills and downstream facilities.

The following table summarizes Gerdau Ameristeel's results for the third quarter of 2005 compared to the results for the third quarter of 2004. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).


                                                                    FOR THE QUARTER ENDED
                                                    --------------------------------------------------
                                                    September 30, 2005              September 30, 2004
                                                    ------------------              ------------------
Income Statement ($000's except EPS)
  Net sales                                             $ 999,286                        $ 807,883
  Operating income                                         98,411                          124,009
  Net income                                               62,208                          144,286
  EBITDA                                                  152,928                          168,456
  EPS -- Basic                                          $    0.20                        $    0.64
  EPS -- Diluted                                        $    0.20                        $    0.64
  Average shares outstanding (000's) (note 1)             304,330                          225,123



                                                    September 30, 2005              December 31, 2004
                                                    ------------------              -----------------
Balance Sheet ($000's except share price)
  Working capital                                      $ 1,037,483                      $   856,044
  Total debt                                               529,249                          523,977
  Book value                                             1,530,210                        1,364,764
  Market capitalization                                  1,582,806                        2,055,230
  Share price (note 2)                                 $      5.20                      $      6.76



Notes: (1)  On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 15, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.

       (2) Share price is the closing price on the New York Stock Exchange on September 30, 2005, and December 31, 2004, respectively.


Excluding joint ventures, the Company shipped 1.7 million tons of finished steel in the three months ended September 30, 2005, an increase of 29.3% over the third quarter of 2004. Average mill prices decreased $26 per ton, or 5.0%, compared to the third quarter in 2004. Scrap raw material costs decreased $45 per ton, or 21.9%, compared to the third quarter of 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $19 per ton, or 5.7%, compared to the third quarter last year. Mill manufacturing costs were $240 per ton in the third quarter of 2005 compared to $217 per ton in the third quarter of 2004 reflecting increased yield costs due to higher energy and other raw material prices and the stronger Canadian dollar. Fabricated steel prices increased $92 per ton compared to the third quarter of the prior year.

The following table summarizes Gerdau Ameristeel's results for the nine months ended September 30, 2005 compared to the results for the nine months ended September 30, 2004. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

                                                                   FOR THE NINE MONTHS ENDED
                                                      ---------------------------------------------------
                                                      September 30, 2005               September 30, 2004
                                                      ------------------               ------------------
Income Statement ($000's except EPS)
  Net sales                                              $ 2,962,900                      $ 2,160,610
  Operating income                                           295,758                          298,956
  Net income                                                 215,105                          271,257
  EBITDA                                                     463,622                          396,414
  EPS -- Basic                                           $      0.71                      $      1.26
  EPS -- Diluted                                         $      0.70                      $      1.26
  Average shares outstanding (000's) (note 1)                304,226                          214,577


                                                     September 30, 2005                December 31, 2004
                                                     ------------------                -----------------
Balance Sheet ($000's except share price)
  Working capital                                        $ 1,037,483                       $   856,044
  Total debt                                                 529,249                           523,977
  Book value                                               1,530,210                         1,364,764
  Market capitalization                                    1,582,806                         2,055,230
  Share price (note 2)                                   $      5.20                       $      6.76


Notes: (1)  On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 15, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.

       (2) Share price is the closing price on the New York Stock Exchange on September 30, 2005, and December 31, 2004, respectively.


Excluding joint ventures, the Company shipped 4.8 million tons of finished steel in the nine months ended September 30, 2005, an increase of 23.8% over the nine months ended September 30, 2004. Average mill prices increased $45 per ton, or 9.6%, compared to the nine months ended September 30, 2004. Scrap raw material costs decreased $4 per ton, or 2.3%, compared to the nine months ended September 30, 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $49 per ton, or 16.9%, compared to the nine months ended September 30, 2004. Mill manufacturing costs were $236 per ton for the nine months ended September 30, 2005 compared to $200 per ton for the nine months ended September 30, 2004 reflecting increased yield costs due to higher energy and other raw material prices and the stronger Canadian dollar. Fabricated steel prices increased $130 per ton compared to the nine months ended September 30, 2004.

JOINT VENTURE RESULTS (50% SHARE OWNED BY GERDAU AMERISTEEL)

The following table summarizes the results of the Company's 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.



                                             THREE MONTHS ENDED                       NINE MONTHS ENDED
                                    -------------------------------------    ------------------------------------
                                     SEPTEMBER 30,       SEPTEMBER 30,        SEPTEMBER 30,       SEPTEMBER 30,
                                         2005                 2004                2005                2004
                                    ----------------    -----------------    ----------------    ----------------
Tons Shipped                             193,995             190,807              561,521            570,373

Operating Income ($ 000)                  13,059              55,030               67,966            102,164
Net Income ($ 000)                        13,064              54,634               68,147            100,329
EBITDA ($ 000)                            15,339              57,571               75,087            109,429

                                          $/TON               $/TON                $/TON               $/TON
                                          -----               -----                -----               ------
Average Selling Price                     458.66              711.26               551.64              555.74
Scrap Charged                             215.90              211.18               245.03              183.74
                                          ------              ------               ------              ------
Metal Spread                              242.76              500.08               306.61              372.00

Operating Income                           67.32              288.41               121.04              179.12
EBITDA                                     79.07              301.72               133.72              191.86

For the three months ended September 30, 2005, Gerdau Ameristeel's consolidated operating income was $98.4 million and the operating income of the joint ventures was $13.1 million. Based on 1.9 million tons of finished steel shipped, the composite operating income was $59 per ton for the third quarter of 2005. For the three months ended September 30, 2004, Gerdau Ameristeel's consolidated operating income was $124.0 million and the operating income of the joint ventures was $55.0 million. Based on 1.5 million tons of finished steel shipped, the composite operating income was $120 per ton for the third quarter of 2004.

For the nine months ended September 30, 2005, Gerdau Ameristeel's consolidated operating income was $295.8 million and the operating income of the joint ventures was $68.0 million. Based on 5.4 million tons of finished steel shipped, the composite operating income was $67 per ton for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, Gerdau Ameristeel's consolidated operating income was $299.0 million and the operating income of the joint ventures was $102.2 million. Based on 4.5 million tons of finished steel shipped, the composite operating income was $90 per ton for the nine months ended September 30, 2004.

CEO COMMENTS

Our solid earnings and cash flow performance reflect the continuation of generally favorable steel market demand, pricing and metal spreads. The competitive steel sector has demonstrated an uncharacteristically high degree of earnings discipline in a market environment of volatile raw material scrap prices and inflated energy costs. While we expect the normal seasonal slowdown in the December quarter, we are optimistic that market fundamentals will remain favorable in the upcoming year.

Near term, we remain focused on attempting to reach labor agreements with our hourly employees at the Beaumont, Texas, St. Paul, Minnesota, and Wilton, Iowa facilities. We are also addressing the recovery needs of our employees that were affected by the recent hurricane damage in the Gulf Coast and South Florida.

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter conference call on Tuesday, November 8, 2005, at 2:30 pm EDT. The call will be hosted by Phillip Casey, Chairman and CEO, Mario Longhi, President, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or "OEMs") for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.


EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:


                                                             FOR THE THREE MONTHS ENDED
                                                 ----------------------------------------------------
                                                   September 30, 2005            September 30, 2004
                                                 -----------------------       ----------------------
($000s)
  Net income                                           $  62,208                     $ 144,286
  Income tax expense                                      36,217                         9,799
  Interest and other expense on debt                      11,321                        17,408
  Depreciation and amortization                           25,821                        20,018
  Earnings from joint ventures                           (13,064)                      (54,634)
  Cash distribution from joint ventures                   30,425                        31,579
                                                       ---------                     ---------
  EBITDA                                               $ 152,928                     $ 168,456
                                                       =========                     =========


                                                    FOR THE NINE MONTHS ENDED
                                          ---------------------------------------------
                                           September 30, 2005      September 30, 2004
                                          --------------------    ---------------------
($000s)
  Net income                                   $ 215,105                $ 271,257
  Income tax expense                             109,339                   73,488
  Interest and other expense on debt              38,690                   45,467
  Depreciation and amortization                   77,807                   59,153
  Earnings from joint ventures                   (68,147)                (100,329)
  Cash distribution from joint ventures           90,828                   47,378
                                               ---------                ---------
  EBITDA                                       $ 463,622                $ 396,414
                                               =========                =========


This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.


FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                        Tom J. Landa
Chairman and Chief Executive Officer    Vice President and Chief Financial Officer
Gerdau Ameristeel                       Gerdau Ameristeel
(813) 207-2225                          (813) 207-2300
pcasey@gerdauameristeel.com             tlanda@gerdauameristeel.com


SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES


                                                                  FOR THE THREE MONTHS ENDED
                                                   SEPTEMBER 30, 2005                     SEPTEMBER 30, 2004
                                             -------------------------------        -------------------------------
PRODUCTION                                       TONS                                   TONS
                                             --------------                         --------------
     Melt Shops                                1,458,133                                1,317,656
     Rolling Mills                             1,439,824                                1,263,404

FINISHED STEEL SHIPMENTS                         TONS               %                   TONS               %
                                             --------------   --------------        --------------    -------------
     Rebar                                       425,644           25%                    340,590          26%
     Merchant / Special Sections                 816,522           49%                    568,299          44%
     Rod                                         159,805           10%                    192,424          15%
     Fabricated Steel                            278,290           16%                    197,966          15%
                                               ---------         ------                ----------        ------
          Total Shipments                      1,680,261          100%                  1,299,279         100%


SELLING PRICES                                   $/TON                                  $/TON
                                             --------------                         --------------
     Mill external shipments                      502.66                                  529.07
     Fabricated steel shipments                   681.66                                  634.89

SCRAP CHARGED                                     160.72                                  205.66

METAL SPREAD (SELLING PRICE LESS SCRAP)
     Mill external shipments                      341.94                                  323.41
     Fabricated steel shipments                   520.94                                  429.23

Mill manufacturing cost                           240.49                                  216.59


OPERATING INCOME                                   58.57                                   95.44

EBITDA                                             91.01                                  129.65

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

                                                              FOR THE NINE MONTHS ENDED
                                                 SEPTEMBER 30, 2005                  SEPTEMBER 30, 2004
                                          -------------------------------     ------------------------------
PRODUCTION                                     TONS                                TONS
                                           --------------                      --------------
     Melt Shops                               4,641,447                           4,092,351
     Rolling Mills                            4,529,691                           3,856,544

FINISHED STEEL SHIPMENTS                       TONS               %                TONS               %
                                           --------------   --------------     --------------    -----------
     Rebar                                    1,144,080           24%             1,038,810           27%
     Merchant / Special Sections              2,330,405           48%             1,712,620           44%
     Rod                                        550,855           11%               589,694           15%
     Fabricated Steel                           810,019           17%               563,788           14%
                                             -----------        -------        ------------         ------
          Total Shipments                     4,835,359          100%             3,904,912          100%


SELLING PRICES                                 $/TON                               $/TON
                                           --------------                      --------------
     Mill external shipments                     517.90                              472.58
     Fabricated steel shipments                  699.84                              569.37

SCRAP CHARGED                                    175.96                              180.02

METAL SPREAD (SELLING PRICE LESS SCRAP)
     Mill external shipments                     341.94                              292.56
     Fabricated steel shipments                  523.88                              389.35

Mill manufacturing cost                          236.43                              199.66


OPERATING INCOME                                  61.17                               76.56

EBITDA                                            95.88                              101.52


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ in thousands)

                                                                  SEPTEMBER 30,
                                                                      2005             DECEMBER 31,
                                                                   (UNAUDITED)             2004
                                                               -----------------      ----------------
ASSETS

CURRENT ASSETS
          Cash and cash equivalents                             $         198,300      $        88,132
          Restricted cash and cash equivalents                                465                  465
          Short-term investments                                           76,115                   --
          Accounts receivable, net                                        444,636              360,379
          Inventories                                                     709,856              853,155
          Deferred tax assets                                              20,263                8,754
          Other current assets                                             25,029               28,808
                                                               -------------------    -----------------
                  TOTAL CURRENT ASSETS                                  1,474,664            1,339,693

INVESTMENTS                                                               155,414              177,795
PROPERTY, PLANT AND EQUIPMENT                                             956,393              919,862
GOODWILL                                                                  122,716              122,716
DEFERRED FINANCING COSTS                                                   11,679               13,616
DEFERRED TAX ASSETS                                                         9,397                8,234
OTHER ASSETS                                                                8,380                  107
                                                               -------------------    -----------------
TOTAL ASSETS                                                     $      2,738,643      $     2,582,023
                                                               ===================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
          Accounts payable                                      $         297,643      $       295,001
          Accrued salaries, wages and employee benefits                    66,394               56,428
          Accrued interest                                                 12,008               21,071
          Other current liabilities                                        59,708               54,715
          Acquisition liability                                                --               51,790
          Current portion of long-term borrowings                           1,428                4,644
                                                               -------------------    -----------------
                 TOTAL CURRENT LIABILITIES                                437,181              483,649

LONG-TERM BORROWINGS, LESS CURRENT PORTION                                432,657              432,823
CONVERTIBLE DEBENTURES                                                     95,164               86,510
ACCRUED BENEFIT OBLIGATIONS                                               115,322              107,174
OTHER LIABILITIES                                                          62,888               68,325
DEFERRED TAX LIABILITIES                                                   65,221               38,778
                                                               -------------------    -----------------
TOTAL LIABILITIES                                                       1,208,433            1,217,259
                                                               -------------------    -----------------

SHAREHOLDERS' EQUITY
          Capital stock                                                 1,009,837            1,008,511
          Retained earnings                                               466,112              311,853
          Accumulated other comprehensive income                           54,261               44,400
                                                               -------------------    -----------------
TOTAL SHAREHOLDERS' EQUITY                                              1,530,210            1,364,764
                                                               -------------------    -----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $       2,738,643      $     2,582,023
                                                               ===================    =================

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
($ in thousands, except earnings per share data)
(Unaudited)

                                                         THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                   SEPTEMBER 30,     SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                                      2005              2004                2005              2004
                                                   -------------    ---------------     --------------    ---------------
NET SALES                                          $    999,286     $      807,883      $   2,962,900     $   2,160,610

OPERATING EXPENSES
     Cost of sales                                      825,700            638,441          2,488,675         1,735,986
     Selling and administrative                          41,591             26,725             92,775            70,544
     Depreciation                                        25,175             19,390             75,868            57,277
     Other operating expense (income)                     8,409               (682)             9,824            (2,153)
                                                   -------------    ---------------     --------------    ---------------
                                                        900,875            683,874          2,667,142         1,861,654
                                                   -------------    ---------------     --------------    ---------------

INCOME FROM OPERATIONS                                   98,411            124,009            295,758           298,956

EARNINGS FROM JOINT VENTURES                             13,064             54,634             68,147           100,329
                                                   -------------    ---------------     --------------    ---------------

INCOME  BEFORE OTHER EXPENSES AND INCOME TAXES          111,475            178,643            363,905           399,285

OTHER EXPENSES
     Interest, net                                       11,321             17,408             38,690            45,467
     Foreign exchange loss (gain)                         1,083              6,522             (1,168)            7,197
     Amortization of deferred financing costs               646                628              1,939             1,876
                                                   -------------    ---------------     --------------    ---------------
                                                         13,050             24,558             39,461            54,540
                                                   -------------    ---------------     --------------    ---------------

INCOME BEFORE INCOME TAXES                               98,425            154,085            324,444           344,745

INCOME TAX EXPENSE                                       36,217              9,799            109,339            73,488
                                                   -------------    ---------------     --------------    ---------------
NET INCOME                                         $     62,208     $      144,286      $     215,105     $     271,257
                                                   =============    ===============     ==============    ===============
EARNINGS PER COMMON SHARE -- BASIC                 $       0.20     $         0.64      $        0.71     $        1.26

EARNINGS PER COMMON SHARE -- DILUTED               $       0.20     $         0.64      $        0.70     $        1.26


GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)
(Unaudited)

                                                                THREE MONTHS ENDED                NINE MONTHS ENDED
                                                          SEPTEMBER 30,   SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,
                                                             2005             2004              2005              2004
                                                          -------------  --------------    -------------    -------------
OPERATING ACTIVITIES

Net income                                                $    62,208     $   144,286      $   215,105       $  271,257
Adjustment to reconcile net income to net
  cash provided by operating activities:
         Depreciation                                          25,175          19,390           75,868           57,277
         Amortization                                             646             628            1,939            1,876
         Deferred income taxes                                  4,842         (19,304)           4,097           18,728
         Loss on disposition of property,
         plant and equipment                                    2,100                            2,100
         Income from joint ventures                           (13,064)        (54,634)         (68,147)        (100,329)
         Distributions from joint ventures                     30,425          31,579           90,828           47,378

Changes in operating assets and liabilities,
  net of acquisitions:
          Accounts receivable                                 (50,375)        (20,455)         (80,594)        (122,791)
          Inventories                                          86,455         (88,827)         149,074         (164,153)
          Other assets                                        (16,270)         (2,827)          (6,799)          (1,785)
          Liabilities                                          29,698           86,322          15,663          140,311
                                                          -------------   -------------    -------------    -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     161,840          96,158          399,134          147,769

INVESTING ACTIVITIES
          Additions to property, plant and equipment          (36,834)        (23,833)        (101,734)         (50,262)
          Acquisitions                                             --              --          (49,654)         (11,127)
          Purchases of short-term investments                 (23,115)             --          (76,115)              --
                                                          -------------   -------------    -------------    -------------
NET CASH USED IN INVESTING ACTIVITIES                         (59,949)        (23,833)        (227,503)         (61,389)

FINANCING ACTIVITIES
          Proceeds from issuance of new debt                        --              --               --           25,000
          Payments on term loans                                  (145)           (148)          (3,967)            (506)
          Senior Secured Credit Facility borrowings                 --              --               --           31,609
          Senior Secured Credit Facility payments                   --            (500)              --         (161,823)
          Cash dividends                                        (6,086)             --          (60,846)              --
          Proceeds from issuance of employee
          stock purchases                                          179             112            1,326              477
          Proceeds from the issuance of common stock                --              --               --           97,889
                                                          -------------   -------------    -------------    -------------
NET CASH USED IN FINANCING ACTIVITIES                           (6,052)           (536)         (63,487)          (7,354)
                                                          -------------   -------------    -------------    -------------

Effect of exchange rate changes on cash and
  cash equivalents                                               1,332             306            2,024                5
                                                          -------------   -------------    -------------    -------------

INCREASE IN CASH AND CASH EQUIVALENTS                           97,171          72,095          110,168           79,031

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               101,129          16,886           88,132            9,950
                                                          -------------   -------------    -------------    -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $   198,300     $    88,981     $    198,300      $    88,981
                                                          =============   =============    =============    =============



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